National CineMedia, Inc.

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

February 6, 2007

VIA FACSIMILE (202) 772-9205 AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-3720

Attn: Mr. William Bennett

Re:	National CineMedia, Inc.

Registration Statement on Form S-1

(File No. 333-137976)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National CineMedia, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:30 p.m., eastern standard time, on February 7, 2007, or as soon thereafter as possible. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with its request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ralph E. Hardy
Ralph E. Hardy
Executive Vice President, General Counsel and Secretary